Exhibit 3.3
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION
OF DIGITILITI, INC.
Digitiliti, a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:
1. The Certificate of Incorporation of the Corporation is hereby amended by changing the paragraph numbered “Fourth” so that, as amended, said paragraph shall be and read in its entirety as follows:
“The aggregate number of shares that the corporation shall have authority to issue is 135,000,000 shares, divided into two classes: 125,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share. The Board of Directors has the right to set the series, classes, rights, privileges and preferences of the preferred or any class or series thereof, by amendment hereto, without shareholder approval, as provided in the General Corporation Law of the State of Delaware or as hereafter amended.”
2. Pursuant to a resolution of its Board of Directors, a meeting of stockholders of the Corporation was duly called and held, on October 14, 2010 upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.
3. The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.
IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed by its Secretary as of the 15th day of October, 2010.

By:	/s/ William M. McDonald
Title: Secretary
Name: William M. McDonald